vnu

02 NOV 18 AM 9:41

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

02060379

SUPPL

Date	November 6, 2002
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed today's press release **'Appointments VNU World Directories'**.

With kind regards,
VNU bv

c/o Rob de Meel
Director

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

ADR file nr. 82-2876

Press release

Date November 6, 2002

APPOINTMENTS VNU WORLD DIRECTORIES

Haarlem, The Netherlands - Mr. **Jan Vandenwyngaerden** has been appointed Managing Director of Promedia, effective February 1, 2003. He will succeed Mr. **Georges Seghers**, who, as from the same date, will become Vice President Sales & Marketing of VNU World Directories. Promedia is the leading publisher of telephone directories in Belgium.

Jan Vandenwyngaerden is currently CEO of Sanoma Magazines Belgium, the largest publisher of magazines in Belgium. Formerly, this company was known as Mediaxis and owned by VNU. Jan Vandenwyngaerden was appointed in that position in 1996, after many years in various sales and marketing functions within Unilever.

Georges Seghers has been Managing Director of Promedia since 1997, after a long and successful career in sales and marketing within the company. It was under his leadership that Promedia entered into a highly successful cooperation with Belgacom. In his new role he will be responsible for sales and marketing at group level, the minority shareholdings of VNU World Directories and the Business Development activities of the group.

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

Further information: Maarten Schikker, telephone +31 (0)23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com